E & S Holdings, Inc.
                             5046 East Boulevard NW
                               Canton, Ohio 44718
                             Phone/Fax: 330-966-8120
                            Toll Free: 1-866-966-8120
                            www.portablepipevice.com



                                 March 18, 2005


United States Securities and Exchange Commission
Attn: Patricia Armelin, Staff Accountant
450  5th Street, NW
Washington, DC  20549

Re: E & S Holdings, Inc.
    Form 10QSB for the period ended November 30, 2004
    File No.: 000-50101

Dear Ms. Armelin:

After reviewing the most recent comments concerning the utilization of APB 26 to the extinguishment of debt incurred by E & S Holding for the period ended November 30, 2004, the company's accountants have revised the quarterly financials to reflect that these amounts were capitalized and not included as income for the quarter. Concurrently with sending you this letter, E & S has caused to be filed an Amended 10QSB for the period ended November 30, 2004. Please contact me if you have any other comments.

                                Very truly yours,

                                /s/ Edward A. Barth
                                ---------------------------
                                Edward A. Barth,
                                Principal Executive and Financial Officer